

July 26, 2013

Via E-mail
Carlos Pita
1913 I Street N.W., Lobby
Washington, D.C. 20006

> **Re:** **República Oriental del Uruguay**
> **Registration Statement under Schedule B**
> **Filed July 11, 2013**
> **File No. 333-189896**
>
> **Form 18-K for Fiscal Year Ended December 31, 2012**
> **Filed July 9, 2013**
> **File No. 333-07128**

Dear Mr. Pita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule B

General

1. To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

About This Prospectus, page 1

2. Revise the second paragraph or provide additional disclosure to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws.

Modifications, page 7

3. Please define "New Bonds" on page 7. We note that this term is used only in the first paragraph of this section.

The Clearing Systems, page 11

4. Please delete the statement that "Uruguay takes no responsibility for the accuracy of this information" because it is responsible for all of the disclosure included in the registration statement.

Where You Can Find More Information, page 20

5. Please include Uruguay's SEC file number, and provide a telephone number that investors may use to orally request Uruguay's incorporated documents.

Form 18-K

Introduction, page D-3

6. Please discuss further why you have changed your methodology concerning deposits of the non-financial public sector held with your banking system and why they are now recorded as "non-financial public sector assets" instead of deducting them from your "gross public sector debt," as was done historically. Please also discuss the material effects, if any, resulting from this change.

República Oriental Del Uruguay, page D-6

7. Please include a map of the country, which indicates neighboring countries.

Gross Domestic Product and Structure of the Economy, page D-20

8. On page D-32, to the extent such information would provide greater transparency on the material trend information for various segments of the population, please include additional information on the unemployment rate with respect to age, gender and any seasonal employment.

Foreign Trade on Services, page D-39

9. You state that the services trade in Uruguay has historically been concentrated on tourism and that Argentina and Brazil are materially significant to your services trade. Please expand your discussion to include additional information on any material impact that the current political, social and economic environment, including exchange controls, in Argentina or Brazil has had or is expected to have on tourism or other aspects of your services trade.

Capital and Financial Account, page D-42

    10. Please disclose the countries that have made material investments in Uruguay through direct or portfolio investments.

Monetary Policy and Inflation, page D-45

    11. Please discuss further why Banco Central is discontinuing the use of a monetary policy rate determined by referencing a short term interest rate and instead reverting to using the monetary base by managing monetary aggregates. Please also discuss the material effects, if any, resulting from this change.

Public Sector Debt, page D-74

    12. If materially different, please include a table for your "net debt" that is similar to the one provided for "gross debt" on page D-75. If the difference is immaterial, please clarify the relation of the debt numbers in the table on D-75 to your National Debt Law, which provides for an annual "debt ceiling" that seems to prescribe lower debt increases than those included in the table.

Closing Comment

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please direct any questions about these comments to me at (202) 551-3238.

                    Sincerely,

                    /s/ Ellie Bavaria

                    Ellie Bavaria
                    Special Counsel

cc: Andrés de la Cruz
       Cleary Gottlieb Steen & Hamilton LLP